
July 17, 2012

<u>Via Email</u>
Kimberly A. Dang
Chief Financial Officer
El Paso Pipeline Partners, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **El Paso Pipeline Partners, L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-33825**
> **Colorado Interstate Gas Company, L.L.C.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-04874**

Dear Ms. Dang:

We have reviewed your response dated June 22, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

El Paso Pipeline Partners, L.P.

Form 10-K for the year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 48

Notes to the Consolidated Financial Statements, page 57

1. Basis of Presentation and Significant Accounting Policies, page 57

Organization, page 57

1. We note your response to comment 2 from our letter dated June 15, 2012 that you have one operating segment and, therefore, one reportable segment. Please explain to us in more detail how you determined that you have only one operating segment, including why you believe subsidiaries such as WIC, SNG, CIG, SLNG, and Elba Express are not operating segments. We note that CIG is a reporting company and that SNG formerly was a reporting company. To assist us with our review of your response, please identify your CODM, tell us about the information and reports regularly provided to your CODM, and explain how your CODM is able to effectively allocate resources and assess performance at a consolidated level.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding the comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief